UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2021

Commission File Number:  001-33869

STAR BULK CARRIERS CORP.
(Translation of registrant's name into English)

Star Bulk Carriers Corp.
c/o Star Bulk Management Inc.
40 Agiou Konstantinou Street,
15124 Maroussi,
Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40‑F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐.

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐.

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Underwriting Agreement

On June 21, 2021, Star Bulk Carriers Corp. (the "Company") entered into an underwriting agreement (the "Underwriting Agreement") with OCM XL Holdings, L.P. (the "Selling Shareholder"), and Morgan Stanley & Co. LLC (the "Underwriter") pursuant to which the Selling Shareholder agreed to sell 2,382,775 of the Company's common shares, par value $0.01 per share (each a  "Share") at a price of $21.65 per Share in a registered offering under the Securities Act of 1933, as amended.  The Underwriting Agreement contains customary indemnities and covenants.

The foregoing description of the Underwriting Agreement does not purport to be complete and is qualified in its entirety by reference to the Underwriting Agreement, a copy of which is attached to this Current Report on Form 6-K as Exhibit 1.1.

Press Release

Attached as Exhibit 99.1 is a copy of the press release of Star Bulk Carriers Corp. dated June 21, 2021 titled "Correction Notice to Star Bulk's Press Release Announcing Secondary Public offering of Common Shares."

Attached as Exhibit 99.2 is a copy of the press release of Star Bulk Carriers Corp. dated June 22, 2021 titled "Star Bulk Carriers Corp. Announces Pricing of Secondary Public Offering of 2,382,775 Common Shares."

The information contained in this Current Report on Form 6-K (including the exhibits hereto) is hereby incorporated by reference into the registrant's Registration Statements on Form F-3 (File Nos. 333-230687, 333-232765, 333-234125 and 333-252808) and Registration Statement on Form S-8 (File No. 333-176922), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 24, 2021	STAR BULK CARRIERS CORP.
(Registrant)

	By:	/s/ Simos Spyrou
		Name:	Simos Spyrou
		Title:	Co-Chief Financial Officer

Exhibit No.	Name
1.1	Underwriting Agreement, dated June 21, 2021, between Star Bulk Carriers Corp., OCM XL Holdings, L.P. and the underwriter named on Schedule I thereto.

99.1	Press Release of Star Bulk Carriers Corp. dated June 21, 2021 titled "Correction Notice to Star Bulk's Press Release Announcing Secondary Public offering of Common Shares."

99.2	Press Release of Star Bulk Carriers Corp. dated June 24, 2021 titled "Star Bulk Carriers Corp. Announces Pricing of Secondary Public Offering of 2,382,775 Common Shares."